UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AUXILIUM PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

05334D107
(CUSIP Number)

March 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐                Rule 13d-1(b)
☒               Rule 13d-1(c)
☐                Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05334D107

1.	Names of Reporting Persons Invus Public Equities, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,649,800

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,649,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,649,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 05334D107

1.	Names of Reporting Persons Invus Public Equities Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,649,800

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,649,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,649,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 05334D107

1.	Names of Reporting Persons Artal International S.C.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,649,800

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,649,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,649,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 05334D107

1.	Names of Reporting Persons Artal International Management S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,649,800

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,649,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,649,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 05334D107

1.	Names of Reporting Persons Artal Group S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,649,800

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,649,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,649,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 05334D107

1.	Names of Reporting Persons Westend S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,649,800

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,649,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,649,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 05334D107

1.	Names of Reporting Persons Stichting Administratiekantoor Westend

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,649,800

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,649,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,649,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 05334D107

1.	Names of Reporting Persons Mr. Pascal Minne

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Belgium

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,649,800

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,649,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,649,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) IN

Item 1.                   (a).  Name of Issuer
Auxilium Pharmaceuticals, Inc. (the “Issuer”)

(b).  Address of Issuer’s Principal Executive Offices:
40 Valley Stream Parkway, Malvern, PA 19355

Item 2(a).               Name of Person Filing
Item 2(b).               Address of Principal Business Office
Item 2(c).               Citizenship

(i) Invus Public Equities, L.P. (“Invus Public Equities”)
750 Lexington Avenue, 30th Floor, New York, NY 10022
Citizenship: Bermuda limited partnership

(ii) Invus Public Equities Advisors, LLC (“Invus Advisors”)
750 Lexington Avenue, 30th Floor, New York, NY 10022
Citizenship: Delaware limited liability company

(iii) Artal International S.C.A. (“Artal International”)
10-12 avenue Pasteur, L-2310 Luxembourg, Luxembourg
Citizenship: Luxembourg limited partnership

(iv) Artal International Management S.A. (“Artal International Management”)
10-12 avenue Pasteur, L-2310 Luxembourg, Luxembourg
Citizenship: Luxembourg société anonyme

(v) Artal Group S.A. (“Artal Group”)
10-12 avenue Pasteur, L-2310 Luxembourg, Luxembourg
Citizenship: Luxembourg société anonyme

(vi) Westend S.A. (“Westend”)
10-12 avenue Pasteur, L-2310 Luxembourg, Luxembourg
Citizenship: Luxembourg société anonyme

(vii) Stichting Administratiekantoor Westend (the “Stichting”)
De Boelelaan 7, NL-1083 HJ Amsterdam, The Netherlands
Citizenship: Netherlands foundation

(viii) Mr. Pascal Minne
Place Ste. Gudule, 19, B-1000 Bruxelles, Belgium
Citizenship: Belgium

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(d).              Title of Class of Securities:

Common Stock, par value $0.01 (the “Shares”)

Item 2(e).               CUSIP Number:  05334D107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

      As of April 10, 2012, each of the Reporting Persons may be deemed the beneficial owner of 2,649,800 Shares held for the account of Invus Public Equities. This amount consists of 2,149,800 Shares held for the account of Invus Public Equities and 500,000 Shares that the Reporting Persons are entitled to receive upon exercise of options held for the account of Invus Public Equities.

(b)	Percent of class:

      As of April 10, 2012, each of the Reporting Persons may be deemed the beneficial owner of approximately 5.4% of Shares outstanding. (There were 48,308,956 Shares outstanding as of February 23, 2012, according to the Issuer’s annual report on Form 10-K, filed February 29, 2012.)

(c)	Number of Shares as to which the Reporting Person has:

       Invus Public Equities, Invus Advisors, Artal International, Artal International Management, Artal Group, Westend, The Stichting and Mr. Minne:

       (i)     Sole power to vote or to direct the vote:
               0

       (ii)    Shared power to vote or to direct the vote
               2,649,800

       (iii)    Sole power to dispose or to direct the disposition of:
               0

       (iv)    Shared power to dispose or to direct the disposition of:
               2,649,800

Item 5.                Ownership of Five Percent or Less of a Class

                               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [  ]

Item 6.                Ownership of More than Five Percent on Behalf of Another Person.

                               This Item 6 is not applicable.

Item 7.                Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                               This Item 7 is not applicable.

Item 8.                Identification and Classification of Members of the Group.

                               This Item 8 is not applicable.

Item 9.                Notice of Dissolution of Group.

                               This Item 9 is not applicable.

Item 10.              Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVUS PUBLIC EQUITIES, L.P.

By: INVUS PUBLIC EQUITIES ADVISORS, LLC, its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES ADVISORS, LLC

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

ARTAL INTERNATIONAL S.C.A.

By: ARTAL INTERNATIONAL MANAGEMENT S.A., its managing partner

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director
ARTAL INTERNATIONAL MANAGEMENT S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL GROUP S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Authorized Person

WESTEND S.A.

By:	/s/ Pascal Minne
Name:	Pascal Minne
Title:	Director

STICHTING ADMINISTRATIEKANTOOR WESTEND

By:	/s/ Pascal Minne
Name:	Pascal Minne
Title:	Sole Member of the Board

MR. PASCAL MINNE

/s/ Pascal Minne
MR. PASCAL MINNE

/s/ Pascal Minne

Dated: April 10, 2012

EXHIBIT LIST

Exhibit 99.1	Amended and Restated Joint Filing Agreement, dated April 10, 2012.